JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 7, 2025

Mr. Min S. Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 811-22172)

Dear SEC Staff:

This letter provides the response of World Funds Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on July 11, 2025 and July 15, 2025. The comments relate to the Preliminary Proxy Statement (“Proxy”) of the Trust, which was filed on June 30, 2025, pursuant to Section 14(a) of the Securities Act of 1934, as amended (the “1934 Act”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the Proxy.

General Comments

Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

1.	Comment: In the letter to shareholders, with respect to Proposal 2, the Staff suggest that the Trust review the disclosure to ensure a consistent description of relief that is being sought out by the Fund throughout the Proxy.

Response: The Trust has revised the disclosure to address your comment.

2.	Comment: In reference to the paragraph following the stated proposals in the shareholder letter, please supplementally advise the Staff whether the reorganization is conditioned on AACA being approved as a sub-advisor. Additionally, with respect to proposal 2, if proposal 2 is approved, but proposal 1 is not approved, will the investment adviser (the “Adviser”) to the Fund and the Board consider hiring AACA as a sub-advisor pursuant to the MOM order and if so, please add disclosure to proposal 2 to disclose that fact.

Response: The Trust advises the Staff that the reorganization is not conditioned on AACA being approved as a sub-advisor and the Trust has enhanced the disclosure to this effect. It is not known at this time if the Adviser and the Fund would consider hiring AACA as a sub-adviser pursuant to the MOM order. Notwithstanding, the Trust added disclosure to the effect that this is a possibility.

Mr. Min S. Oh

U.S. Securities and Exchange Commission

August 7, 2025

3.	Comment: In the Question and Answers section for Proposal 1, the answer to the first question in the last sentence of the second paragraph states that “Each share of the Fund is entitled to one vote on Proposal 1.” Please add disclosure that states that fractional shares are also entitled to fractional votes.

Response: The Trust has revised the disclosure to address your comment.

4.	Comment: The Staff requests that with respect to the question “Will my approval of this Proposal affect the management and operation of the Fund,” the Trust should consider clarifying what exactly is going to happen with the portfolio manager structure. For instance, are all three portfolio managers going to be responsible for the day-to-day management of the Fund even though one portfolio manager is from the Sub-Advisor.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: The Staff notes the question, “Has the Board approved the Proposal and how does the Board recommend that I vote? Please delete the word majority since it was a unanimous approval.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: The Staff notes the response to the question, “What vote is required?” The Staff notes that the language does not mirror the statutory language precisely and suggests that the Trust revise the language to follow the statutory language more closely.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Please consider adding disclosure in the answer to the question “How do I vote my shares?” regarding voting by phone to make consistent throughout the document.

Response: The Trust has revised the disclosure to address your comment.

8.	Comment: The Staff request that with respect to the answer to the question “How do I vote my shares,” and the last sentence of the third paragraph 3, the Trust should revise the disclosure to state “Shares not voted in favor of the Proposal, have the effect of counting as a vote AGAINST the Proposal.” The Staff requests that the Trust make this disclosure consistent throughout the Proxy.

Response: The Trust has revised the disclosure to address your comment.

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Mr. Min S. Oh

U.S. Securities and Exchange Commission

August 7, 2025

9.	Comment: Confirm that all considerations adverse to the proposal have been discussed and described in the proxy. The Staff believes that for a fair and balanced consideration, disclose all factors that the Board discussed.

Response: The Trust confirms that the material considerations that the Board made in conjunction with approval of the AACA sub-advisory agreement are reflected in the Proxy.

10.	Comment: The Staff notes that with respect to the third factor in the section describing the factors considered in approving the Advisory Agreements, there is a notation of information derived by Broadridge from Morningstar data. Please add disclosure to explain what Broadridge is.

Response: The Trust has revised the disclosure to address your comment.

11.	Comment: For Proposal 1, the Staff requests that if AACA acts as an investment adviser with respect to any other fund having a similar investment objective, please provide the disclosure called for by Item 22(c)(10) of Schedule 14A.

Response: The Trust has revised the disclosure to address your comment.

12.	Comment: With respect to Proposal 2 in the question and answer disclosure, please disclose any material conflicts that the Board may have considered in approving Proposal 2.

Response: The Trust has advised that the Board did not identify any material conflicts in approving Proposal 2 and no additional disclosures have been added in this regard.

13.	Comment: The Staff notes in the section “Outstanding Shares and Voting Requirements,” the last sentence of the first paragraph indicates that “[a]ll full shares of the Fund are entitled to one vote, with proportionate voting for fractional shares” Please revise this disclosure to indicate that fractional shares will receive fractional votes.

Response: The Trust has revised the disclosure to address your comment.

14.	Comment: The Staff notes in the section “Outstanding Shares and Voting Requirements,” the last sentence of the fifth paragraph indicates that “[a]bstentions and broker non-votes will have the same effect as a vote against the proposal.” Please expand the disclosure to explain why this statement is accurate and make the disclosure consistent throughout the Proxy.

Response: The Trust has revised the disclosure to address your comment.

15.	Comment: The Staff notes in the Additional Information section, the first paragraph states that “No Independent Trustee has made any purchases or sales of securities…” Please revise the disclosure to cover interested trustees as well as independent trustees as this disclosure requirement applies to all trustees.

Response: The Trust has revised the disclosure to address your comment.

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Mr. Min S. Oh

U.S. Securities and Exchange Commission

August 7, 2025

16.	Comment: The Staff requests in the third sentence of the “Share Ownership” section (i.e., the sentence that indicated “[T]he Trust believes that most of the shares referred to below were held by the persons indicated in accounts for their fiduciary, agency or custodial customers”), the Trust revise the disclosure to conform to the requirements of Item 6(d) of Schedule 14A.

Response: The Trust has revised the disclosure to address your comment.

17.	Comment: Please consider removing the word “majority” from the last sentence of the section “Share Ownership” (i.e., the sentence stating that “[s]hareholders controlling the Fund could have the ability to vote a majority of the shares of the Fund…”)

Response: The Trust has revised the disclosure to address your comment.

18.	Comment: Per Item 6 of Schedule 14A please list each class of voting shares should be listed in the “Share Ownership” section.

Response: The Trust has not revised the disclosure as it believes that the disclosure, as provided, complies with the requirements of Item 6 of Schedule 14.

19.	Comment: Please add the disclosure called for by Item 22(c)(13) of Schedule 14A.

Response: The Trust has revised the disclosure to address your comment.

20.	Comment: The Staff requests that the Trust review the description of the exemptive application described in Proposal 2 to ensure it is accurately and consistently described in the Proxy. Additionally, please disclose that the Trust is seeking the exemptive order and that the exemptive order has not yet been granted. Also, please include in correspondence a statement that you understand insofar as there are any material changes in the exemptive application and any granted exemptive order after the shareholder vote that the Trust may be required to hold another vote. Finally, please be advised that the Staff’s position on allowing the proxy to go forward without the exemptive order being granted only pertains to manager of managers exemptive applications.

Response: The Trust has revised the disclosure to address your comment. The Trust understands that insofar as there are any material changes in the exemptive application and any granted exemptive order after the shareholder vote that the Trust may be required to hold another vote.

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Mr. Min S. Oh

U.S. Securities and Exchange Commission

August 7, 2025

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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